Ex-99.1

For Immediate Release

RIPPLEWOOD TO ACQUIRE THE READER’S DIGEST ASSOCIATION, INC.
FOR $2.4 BILLION, OR $17.00 PER SHARE IN CASH

New York, NY - November 16, 2006 - An investor group led by Ripplewood Holdings LLC announced today that it has entered into a definitive merger agreement to acquire The Reader’s Digest Association, Inc. (NYSE: RDA), a global leader in publishing and direct marketing, in a transaction with an aggregate value of $2.4 billion. The investor group also includes the J. Rothschild Group, GoldenTree Asset Management, GSO Capital Partners, Merrill Lynch Capital Corp., and Magnetar Capital.

Under the terms of the merger agreement, Reader’s Digest’s shareholders will receive $17.00 per share in cash for each common share of Reader’s Digest they hold, representing a premium of approximately 23% over Reader’s Digest’s average closing share price during the 45 trading days ended November 15, 2006.  The Board of Directors of Reader’s Digest has approved the merger agreement and recommended that Reader’s Digest’s stockholders adopt the agreement.

Reader’s Digest is a publisher and direct marketing company that creates and delivers products and content for magazines, books, recorded music collections, home videos and online websites.  Its flagship magazine, Reader’s Digest magazine, is published in 50 editions and 21 languages with a monthly circulation of approximately 18 million and a global readership of approximately 80 million. The company reaches millions of consumers through more than 20 other magazines and online portals, including Every Day with Rachael Ray, Allrecipes.com, and Taste of Home, America's best-selling food and cooking magazine. Reader’s Digest’s products are organized around four key affinities: food, home and garden, health, and English as a second language. For the fiscal year ending June 30, 2006, the company generated revenue of approximately $2.4 billion.

Ripplewood Holdings has considerable investment expertise in the publishing and direct marketing industries. Portfolio investments include Direct Holdings Worldwide, a leading global direct marketer of entertainment products under the Time Life brand, and WRC Media, a leading publisher of supplementary educational materials for the school, library, and home markets. WRC’s stable of distinguished brands includes Weekly Reader, World Almanac, and CompassLearning.

Timothy C. Collins, CEO of Ripplewood Holdings, remarked, “We are very excited to reach this agreement to acquire Reader’s Digest, a truly wonderful company with a broad array of global assets and growth businesses that are extending a rich heritage. Together with our portfolio companies, Direct Holdings and WRC Media, Reader’s Digest will enjoy the benefits of a diversified, multi-channel publishing platform.”

Robert L. Berner III, Managing Director at Ripplewood Holdings, added, “We look forward to working with the Reader’s Digest team to further develop and strengthen the company’s robust collection of assets, including brands, content, affinity groups, and distribution channels.”

Eric Schrier, CEO of Reader’s Digest, remarked, “This partnership represents a great opportunity for RDA and its shareholders and employees. I look forward to working with Ripplewood in continuing to drive the growth of this great company.”

Affiliates of JPMorgan, Citigroup, Merrill Lynch and Royal Bank of Scotland provided the buyer with committed debt financing, which is subject to customary conditions.  Morgan Stanley, JPMorgan, Citigroup, and Merrill Lynch served as financial advisors to the investor group. Cravath, Swaine & Moore LLP served as legal advisor to Ripplewood Holdings.

The transaction is subject to the approval of the holders of a majority of the outstanding shares of Reader’s Digest common stock and receipt of financing by the investor group, as well as other customary closing conditions, including antitrust clearance.  The transaction is expected to close in the first quarter of calendar 2007.

About The Reader’s Digest Association, Inc.
With global headquarters in Pleasantville, New York, The Reader’s Digest Association is a global publisher and direct marketer of products that inform, entertain and inspire people of all ages and cultures around the world.  The company’s website is: www.rda.com.

About Ripplewood Holdings LLC
Based in New York, Ripplewood Holdings is a leading private equity firm established in 1995 by Timothy C. Collins.  Through five institutional private equity funds managed by Ripplewood, the firm has invested over $3 billion in transactions in the U.S., Asia, Europe and the Middle East.

Contacts:      Jeffrey Taufield/Todd Fogarty
        Kekst and Company for Ripplewood
        (212) 521-4800

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FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements include all statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statements. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against The Reader’s Digest Association, Inc. and others following the announcement of the merger agreement; (3) the inability to complete the merger due to the failure to obtain shareholder approval or the failure to satisfy other conditions to the merger, including the receipt of shareholder approval and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; (4) the failure to obtain the necessary debt financing arrangements set forth in the commitment letter received in connection with the merger; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; and (6) other factors described in The Reader’s Digest Association, Inc.’s filings with the Securities and Exchange Commission, including its reports on Forms 10-K, 10-Q and 8-K. Many of the factors that will determine the outcome of the subject matter of this press release are beyond Ripplewood Holdings LLC’s or The Reader’s Digest Association, Inc.’s ability to control or predict. Ripplewood Holdings LLC and The Reader’s Digest Association, Inc. undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future results or otherwise, except to the extent required by law.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed merger, The Reader’s Digest Association, Inc. will file a proxy statement with the Securities and Exchange Commission. Investors and security holders of Reader’s Digest are advised to read the proxy statement when it becomes available, because it will contain important information about the merger and the parties thereto. Investors and security holders of Reader’s Digest may obtain a free copy of the proxy statement (when available) and other documents filed by The Reader’s Digest Association, Inc. at the Securities and Exchange Commission’s web site at www.sec.gov. The proxy statement and such other documents may also be obtained for free from The Reader’s Digest Association, Inc. by directing such request to Richard Clark (914-244-5425).

The Reader’s Digest Association, Inc. and its directors, executive officers and other members of its management and employees and Ripplewood Holdings LLC may be deemed to be participants in the solicitation of proxies from the stockholders of Reader’s Digest in connection with the proposed merger. Information concerning the interests of The Reader’s Digest Association, Inc.’s participants in the solicitation, which may be different than those of The Reader’s Digest Association, Inc. shareholders generally, is set forth in The Reader’s Digest Association, Inc.’s proxy statements and Annual Reports on Form 10-K, previously filed with the Securities and Exchange Commission, and in the proxy statement related to the merger when it becomes available.